UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number: 001-32557

FRONTEER DEVELOPMENT GROUP INC.
(Translation of registrant's name into English)

1650 - 1055 West Hastings St., Vancouver, British Columbia Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release Dated December 13, 2005: Fronteer Deepens Michelin Uranium Deposit To 700 Vertical Metres and Demonstrates 990 Metres of Down Dip Continuity

99.2	News Release Dated March 22, 2006: Fronteer's Aurora Closes Initial Public Offering and Begins Trading on Toronto Stock Exchange

99.3	Notice of Meeting

99.4	Information Circular

99.5	Form of Proxy

99.6	Supplemental Mailing Card

99.7	Annual Report

99.7	Annual Report (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: March 24, 2006	By:	/s/ Sean Tetzlaff

Sean Tetzlaff
	Title:	CFO & Corporate Secretary